Filed by CNX Resources Corporation Commission File No.: 001-14901 Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: CNX Midstream Partners LP Commission File No.: 001-36635 Date: September 9, 2020 September 9, 2020 Barclays CEO Energy-Power Conference A Differentiated Company

Cautionary Language Forward-Looking Statements. Various statements in this presentation, including those that express a belief, expectation or intention, may be considered forward-looking statements (as defined in Section 21E of the Securities Exchange Act of 1934, as amended, and Section 27A of the Securities Act of 1933, as amended (the “Securities Act”)), that involve risks and uncertainties that could cause actual results to differ materially from projected results. Without limiting the generality of the foregoing, forward-looking statements contained in this communication include statements relying on a number of assumptions concerning future events and are subject to a number of uncertainties and factors, many of which are outside the control of CNX and CNX Midstream, which could cause actual results to differ materially from such statements. Accordingly, investors should not place undue reliance on forward-looking statements as a prediction of actual results. The forward-looking statements may include, but are not limited to, statements regarding the expected benefits of the proposed transaction to CNX and CNX Midstream and their stockholders and limited partners, respectively; the anticipated completion of the proposed transaction and the timing thereof; the expectation that CNX votes the CNX Midstream common units that it owns in favor of the proposed transaction; the expected future growth, dividends and distributions of the combined company; and plans and objectives of management for future operations. When we use the words “believe,” “intend,” “expect,” “may,” “should,” “anticipate,” “could,” “estimate,” “plan,” “predict,” “project,” or their negatives, or other similar expressions, the statements which include those words are usually forward-looking statements. When we describe strategy that involves risks or uncertainties, we are making forward-looking statements. While CNX and CNX Midstream believe that the assumptions concerning future events are reasonable, they caution that there are inherent difficulties in predicting certain important factors that could impact the future performance or results of their businesses. Among the factors that could cause results to differ materially from those indicated by such forward-looking statements are: the failure to realize the anticipated costs savings, synergies and other benefits of the proposed transaction; the possible diversion of management time on transaction-related issues; the risk that the requisite approvals to complete the proposed transaction are not obtained; local, regional and national economic conditions and the impact they may have on CNX, CNX Midstream and their customers; the impact of outbreaks of communicable diseases such as the novel highly transmissible and pathogenic coronavirus (COVID-19) on business activity, CNX’s and CNX Midstream’s operations and national and global economic conditions, generally; changes in tax laws that impact master limited partnerships; conditions in the oil and gas industry, including a sustained decrease in the level of supply or demand for oil or natural gas or a sustained decrease in the price of oil or natural gas; the financial condition of CNX’s or CNX Midstream’s customers; any non-performance by customers of their contractual obligations; changes in customer, employee or supplier relationships resulting from the proposed transaction; changes in safety, health, environmental and other regulations; the results of any reviews, investigations or other proceedings by government authorities; and the performance of CNX Midstream. The forward-looking statements in this presentation speak only as of the date of this presentation; we disclaim any obligation to update these statements. We have based these forward-looking statements on our current expectations and assumptions about future events. While our management considers these expectations and assumptions to be reasonable, they are inherently subject to significant business, economic, competitive, regulatory and other risks, contingencies and uncertainties, most of which are difficult to predict and many of which are beyond our control. These risks, contingencies and uncertainties relate to, among other matters, the risks and uncertainties set forth in the “Risk Factors” section of CNX’s Annual Report on Form 10-K for the year ended December 31, 2019, and Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2020 and June 30, 2020, and CNX Midstream’s Annual Report on Form 10-K for the year ended December 31, 2019, and Quarterly Reports on Form 10-Q for the three month periods ended March 31, 2020 and June 30, 2020, in each case, as filed with the Securities and Exchange Commission (the “SEC”), and any subsequent reports filed with the SEC. No Offer or Solicitation. This presentation is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities pursuant to the proposed transaction or otherwise, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act. Important Additional Information Regarding the Proposed Transaction Will Be Filed With the SEC. In connection with the proposed transaction, CNX has filed a registration statement on Form S-4, including a consent statement/prospectus of CNX and CNX Midstream, with the SEC and the SEC declared that registration statement effective on August 28, 2020. INVESTORS AND SECURITY HOLDERS OF CNX AND CNX MIDSTREAM ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND CONSENT STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, THE PARTIES TO THE PROPOSED TRANSACTION AND THE RISKS ASSOCIATED WITH THE PROPOSED TRANSACTION. The consent statement/prospectus has been sent to security holders of CNX Midstream in connection with the solicitation of consents from CNX Midstream limited partners. Investors and security holders may obtain a free copy of the consent statement/prospectus and other relevant documents filed by CNX and CNX Midstream with the SEC from the SEC’s website at www.sec.gov. Security holders and other interested parties are also able to obtain, without charge, a copy of the consent statement/prospectus and other relevant documents from www.cnx.com under the tab “Investor Relations” and then under the heading “SEC Filings.” Participants in the Solicitation. CNX, CNX Midstream and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of consents in respect of the proposed transaction. Information about these persons is set forth in CNX’s proxy statement relating to its 2020 Annual Meeting of Stockholders, which was filed with the SEC on March 24, 2020, and CNX Midstream’s Annual Report on Form 10-K and Form 10-K/A for the year ended December 31, 2019, which were filed with the SEC on February 10, 2020 and April 27, 2020, respectively, and subsequent statements of changes in beneficial ownership on file with the SEC. Security holders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ security holders generally, by reading the consent statement/prospectus and other relevant documents regarding the proposed transaction, which have been filed with the SEC. Non-GAAP Measures Non-GAAP Financial Measures Definitions: EBIT is defined as earnings before deducting net interest expense (interest expense less interest income) and income taxes. EBITDAX is defined as earnings before deducting net interest expense (interest expense less interest income), income taxes, depreciation, depletion and amortization, and exploration. Adjusted EBITDAX consolidated is defined as EBITDAX after adjusting for the certain discrete items. Although EBIT, EBITDAX, and adjusted EBITDAX consolidated are not measures of performance calculated in accordance with generally accepted accounting principles, management believes that they are useful to an investor in evaluating CNX Resources because they are widely used to evaluate a company's operating performance. We exclude stock-based compensation from adjusted EBITDAX because we do not believe it accurately reflects the actual operating expense incurred during the relevant period and may vary widely from period to period irrespective of operating results. Investors should not view these metrics as a substitute for measures of performance that are calculated in accordance with generally accepted accounting principles. In addition, because all companies do not calculate EBIT, EBITDAX, or adjusted EBITDAX consolidated identically, the presentation here may not be comparable to similarly titled measures of other companies. Adjusted EBITDAX per outstanding share, adjusted net income per outstanding share, and adjusted EBITDAX consolidated, are not measures of performance calculated in accordance with generally accepted accounting principles. Management believes that these financial measures are useful to an investor in evaluating CNX Resources because (i) analysts utilize these metrics when evaluating company performance and, (ii) given that we have an active share repurchase program, analysts have requested this information as of a recent practicable date, and we want to provide updated information to investors. Free cash flow is defined as operating cash flow minus capex plus proceeds from asset sales. Production cash costs include lease operating expense, production ad valorem and other fees, and transportation gathering and compression costs. Fully burdened cash costs include production cash costs plus Interest, Unused FT and Processing, Idle Rig Fees, Other Cash Income (Expense), less 3rd Party Gathering and Other Operating Revenues. Net Debt is defined as long-term debt less cash and cash equivalents. CNX is unable to provide a reconciliation of projected financial results contained in this presentation, including Free Cash Flow (FCF), Pro Forma (PF) FCF, adjusted EBITDAX, net debt, fully burdened cash costs and other metrics to their respective comparable financial measure calculated in accordance with GAAP. This is due to our inability to calculate the comparable GAAP projected metrics, including operating income and total production costs, given the unknown effect, timing, and potential significance of certain income statement items. Reserves Currently, the SEC permits oil and gas companies, in their filings with the SEC, to disclose only proved, probable and possible oil and gas reserves that a company anticipates as of a given date to be economically and legally producible and deliverable by application of development projects to known accumulations. We may use certain terms in this presentation, such as EUR (estimated ultimate recovery), that the SEC’s rules strictly prohibit us from including in filings with the SEC. We caution you that the SEC views such estimates as inherently unreliable and these estimates may be misleading to investors unless the investor is an expert in the natural gas industry. These measures are by their nature more speculative than estimates of reserves prepared in accordance with SEC definitions and guidelines and accordingly are less certain.

Low Risk 7-Year Free Cash Flow Plan

1 Commodity Price Risk	▪ CNX's programmatic approach to hedging in up and down markets eliminates near-term cash flow risk, and still allows company to participate in long term upside ahead for Natural Gas Markets
2 Operating Cost Risk	▪ Lowest operating cash cost in the basin ▪ Lowest all-in annual cash expense to hold production flat ▪ Limited and declining fixed Firm Transportation obligations
3 Capital Execution Risk	▪ Only 1 rig and 1 frac crew needed to maintain production ▪ Drilling locations focused on core SWPA Marcellus ▪ Major infrastructure projects complete
4 Midstream Control	▪ Total alignment between midstream and upstream development ▪ No minimum volume commitments (MVC's) and drilling commitments that force peers to make value destructive capital allocation decisions
5 Financial Leverage	▪ Expect to generate over $3 billion of FCF over the 7-year plan, or average ~$500 million per year at $2.45 NYMEX gas strip ▪ Targeting 1.5x leverage by early 2023 and ability to be debt free by 2025

(1) Non-GAAP measures. See "Cautionary Language" slide for definition.

CNX™

3

Low Risk Differentiates CNX

✓ Risk Mitigated
X Risk Not Mitigated

	CNX	Peer 1	Peer 2	Peer 3	Peer 4	Peer 5	Peer 6
Commodity Price Risk	✓	✓	X	X	X	X	X
Operating Cost Risk	✓	X	✓	X	X	X	X
Capital Execution Risk	✓	X	X	X	X	X	✓
Midstream Control	✓	X	X	X	X	X	X
Financial Leverage	✓	X	✓	X	X	X	X

Note: Peers include AR, COG, EQT, GPOR, RRC, SWN.

4

Gas Price Risk Differentiation

2021E[1] Hedged Gas Production



104%
87%
46%
42%
39%
26%
0%
100 %
80 %
60 %
40 %
20 %
0 %
% of Consensus Prod. Hedged
Peer 1
CNX
Peer 5
Peer 3
Peer 4
Peer 6
Peer 6
2021 % of Production Hedged

2022E[1] Hedged Gas Production



63%
56%
15%
10%
0%
0%
0%
60 %
40 %
20 %
0 %
% of Consensus Prod. Hedged
CNX
Peer 1
Peer 5
Peer 3
Peer 4
Peer 5
Peer 6
2022 % of Production Hedged

~38% of 2023[1] production hedged under maintenance scenario at $2.81 NYMEX

vs.

~2% for peers at $2.38 NYMEX

~34% of 2024[1] production hedged under maintenance scenario at $2.90 NYMEX

vs.

~0% for peers

Note: Peers include AR, COG, EQT, GPOR, RRC, and SWN. As of Q2 2020 for CNX and peers.
(1) Based on FactSet consensus estimates for 2021E and 2022E annual gas production. CNX 2021 % of production hedged based on company estimate of dry gas production. CNX 2022-2024 % of gas production hedged based on flat production scenario with 2021.

5

Lowest Cost Position Protects Cash Flows in Down Market



2022E-2025E Average All-In Cash Expense ($/Mcfe)(1)
CNX margin protected by ~$0.90 / Mcfe
$1.42
$1.60
$2.21
$2.25
$2.46
$2.50
$2.71
CNX
Peer 2
Peer 6
Peer 3
Peer 5
Peer 4
Peer 1
Total Cash Expenses
MOP Capex
Peer Average

CNX can generate ~$500MM of FCF per year with a commodity price where the peer average would be cash flow neutral (~560bcfe X $0.90 per Mcfe)

Note: Peers include AR, COG, EQT, GPOR, RRC, SWN. Peer data based on Bloomberg consensus estimates for 2022E-2025E. Average cash expense defined as cash flow from operations less revenue less capital from 2022E-2025E estimates.

(1) Non-GAAP measures. See "Cautionary Language" slide for definition.

6

Significant Upside to FCF if Gas Prices Go Up

CNX extra margin of ~$0.70 / Mcfe

CNX margin protected by ~$0.90 / Mcfe



2022E-2025E Average All-In Cash Expense ($/Mcfe)(1)
$3 Gas Price
$1.42
$1.60
$2.21
$2.25
$2.46
$2.50
$2.71
CNX
Peer 2
Peer 6
Peer 3
Peer 5
Peer 4
Peer 1
Total Cash Expenses
MOP Capex
Peer Average

CNX would have a margin of ~$1.60 per Mcfe and generate ~$900MM[(2)] per year of FCF with a commodity price where the peer average would have a ~$0.70 per Mcfe margin

Note: Peers include AR, COG, EQT, GPOR, RRC, SWN. Peer data based on Bloomberg consensus estimates for 2022E-2025E. Average all-in cash expense defined as cash flow from operations less revenue less maintenance of production (MOP) capital from 2022E-2025E estimates.

(1) Non-GAAP measures. See "Cautionary Language" slide for definition.

(2) When counting hedges FCF would be closer to $750MM

7

Capital Execution Risk Differentiation CNX is running a small capital program across 7-year plan 1 rig, 1 frac crew Utilizing best crews Midstream and water systems are available No burdensome midstream contracts Old wells don’t fight new ones Program doesn’t require infill drilling Note: Peers include AR, COG, EQT, GPOR, RRC, SWN. Peer data based on Capital IQ consensus estimates for 2020E-2025E.

CNX Has a Unique Competitive Advantage by Controlling its Midstream

	Fully Controls Primary Midstream Provider
CNX	✓
Peer 1	X
Peer 2	X
Peer 3	X
Peer 4	X
Peer 5	X
Peer 6	X

Midstream Ownership Eliminates Risks

Risk: Sub-optimal capital allocation

- Full ownership ensures that upstream capital investment decisions aren't driven by value destructive "drill-to-fill" sunk economics caused by burdensome minimum volume and well commitments to midstream companies

Risk: Perpetual midstream cost increases

- Without midstream control, up-stream companies are forever hostage to midstream companies extracting economic rent as there are typically no economic alternatives to get their products to market. Most midstream contracts have perpetual rate inflation, ensuring the continual improvement of the midstream company's economics.

Risk: Sub-optimal system operations

- Full control of midstream operations allows CNX to optimize system pressures to ensure maximum well productivity

Not only are risks avoided, CNX's midstream system also provides meaningful FCF from gathering 3rd party volumes

Note: Peers include AR, COG, EQT, GPOR, RRC, SWN.

CNX™

9

Midstream Control Differentiation Standard Gathering System Industry Standard One-Pipe System CNX Two-Pipe System High Pressure Pipe Low Pressure Pipe New Pad (High Pressure) Compression / Dehydration As new high pressure wells are TIL, higher pressure gas supplants older low pressure wells choking back total production Planned compressor stations will create flexibility to customize pressures in specific gathering lines and optimize marketing plans as the project matures The low pressure pipe provides the option to continue producing existing wells rather than interrupt production when new higher pressure wells are brought online Most Marcellus producers lack the ability to rapidly bring on production as the single pipe systems stay near full capacity Existing Pad (Low Pressure) CHOKED Existing Pad (Low Pressure) New Two-Pipe System Pad (High Pressure and Low Pressure)

Operational Leverage Note: Peers include AR, COG, EQT, GPOR, RRC, SWN. Off-balance sheet obligations from latest company public filings. (1) Peer data based on Capital IQ 2021E consensus estimates as of 8/17/2020. Non-GAAP measures. See “Cautionary Language” slide for definition. Net Debt Off-Balance Sheet Obligations Flexibility through low total liability positioning in Appalachia Deliberate, strategic decision by management to avoid expensive FT contracts that are now underwater Instead, relies on hedges (NYMEX + Basis) to mitigate pricing risk Selected, thoughtful firm transportation commitments, limiting the need to “drill to fill” Net Debt Off-Balance Sheet Obligations

CNX’s Leverage Profile Reflects its Low-Risk 7-Year Plan CNX expects to de-lever to ~1.5x by early 2023 Post 2022, CNX can either continue to de-lever or allocate capital towards share buy-backs, dividends or production growth Peer Average: 3.5x Peer Average: 2.9x Note: Peers include AR, COG, EQT, GPOR, RRC, SWN. Peer data based on Capital IQ consensus estimates for 2020E-2022E. Non-GAAP measures. See “Cautionary Language” slide for definition.

Peer Leverage Significantly Increases if Gas Prices Decline 10% decline in gas prices on open volumes for peers, drives leverage higher CNX significantly more hedged than most peers Note: Peers include AR, COG, EQT, GPOR, RRC, SWN. Peer data based on Capital IQ consensus estimates. Adjusted leverage adjusts EBITDA and net debt by consensus revenue less open hedge position times 90%, representing a 10% decline in gas prices. Non-GAAP measures. See “Cautionary Language” slide for definition.

CNX Consolidated Debt Maturities Source: Company filings. Note: Pro forma for CNXM take-in and 2027 Add-On. Excludes letters of credit. Maturities as of June 30, 2020 (Adjusted) Significant runway before nearest Notes maturity in 2026 Manageable towers for future refinancing Significant liquidity under credit facility (1)

Relative Free Cash Flow Yield

2021E Free Cash Flow Yield(1)



CNX
Appalachia Peers
Top 10 XOP
S&P 500 Sectors
21.8%
10.6%
9.2%
6.6%
6.6%
6.5%
6.3%
6.3%
6.1%
5.9%
5.7%
2.6%
0.4%
(1.6%)
CNX
Appalachia Peers (1)
Communications
Energy
Consumer
Top 10 XOP(2)
Hardware
Software
Financials
Health Care
Industrials
Real Estate
Travel + Transport
Power

CNX 2021E-2026E Average Expected FCF Yield: 26%

Implied CNX share price of ~$35 assuming a 6.5% yield

Source: Public filings, FactSet as of 7/17/2020.
Note: Market data as of 7/17/2020. Free Cash Flow Yield is a non-GAAP measure and defined as (Operating Cash flow – Capex) / Current Market Capitalization; CNX 2021E is based on company projections and pro forma 224.5 million shares outstanding assuming a 0.88 exchange ratio for the CNX Midstream transaction; all other figures based on broker consensus estimates.
(1) E&P Peers include: AR, COG, EQT, GPOR, RRC, and SWN.
(2) Top 10 XOP include: APA, CLR, COP, CVX, HES, MPC, NBL, PE, PXD, and XOM.

15

CNX Should Trade at a Lower FCF Yield Due to Lower Risk RISK Higher = Higher FCF Yield RISK Lower = Lower FCF Yield

Note: CNX enterprise value based on 224.5 million shares outstanding pro forma for CNXM transaction. Share prices as of 8/17/2020. Non-GAAP measures. See “Cautionary Language” slide for definition. CNX Trades at a Significant Discount on Free Cash Flow Metric Cash is king and CNX trades at significant discount on an EV / FCF basis Majority of peers will not produce meaningful free cash flow in 2021 at strip prices Peer Average: 6.1x Peer Average: 74.1x

Non-GAAP measures. See “Cautionary Language” slide for definition. Initial market capitalization based on stock price of $11 per share. Assumes CNX uses free cash flow(1) to pay down debt until achieving 1.5x leverage (in line with 7-year plan), then begins to repurchase shares Conservative assumption of holding enterprise value flat(2) Implied share price growth of 427% by 2026 or $47/share Expected FCF Creates Great Share Price Appreciation Potential

Free Cash Flow Provides Significant Upside Base plan assumes conservative $2.50 NYMEX gas price strip and still results in CNX generating ~$3.3B of FCF Prioritizing paying down debt to target 1.5x leverage Need to pay down ~$1.1B to maintain a 1.5x leverage ratio in the low gas price environment Leaves $2.2B for CNX to invest beyond 2022 Enough to retire 70% of our shares outstanding at a $11 share price Share price will go up or we will buy them back Investing in assets, infrastructure, and/or incremental activity Target 15-25% IRR’s Create substantial incremental FCF Plenty of ability to grow production if we choose

History of Making the Right Strategic Decisions Track Record of Long-term, Sustainable Value Creation Full Value Chain (suppliers & customers) Industry Peers Investors & Lenders Civil Society & Public Sector Past Strategic Actions Transitioned away from legacy coal business – top Appalachia performer since separation High-graded asset portfolio; sold non-core assets in $4 gas price environment (Hess JV, Oxford, Washington undeveloped acres) Wholly-owned and integrated gathering assets; retaining midstream control FT discipline with minimal FT obligations compared to peers Use a strategic mix of FT, basis hedging, gathering system optionality, and capacity releases to keep costs low and optionality high Development of 2 pipe midstream system Competitive Advantages Moving Forward Low cost Appalachia producer High NRI on existing asset base Rapid deleveraging (1.5x) Wholly-owned, integrated water system High FCF in low price environment Conservative long-term guidance using strip CNX has a track record of exceptional foresight in avoiding the pitfalls faced by many of our peers CNX’s most recent undertakings (acquisition of midstream system and commitment to FCF generation) are steps that will only continue to enhance the value CNX creates for shareholders

Astute Capital Allocators Potential Upside to Base Plan Low Risk Base FCF Plan Trifecta of Attributes Allows for Substantial Value Creation History of making wise capital allocation decisions; #1 performing E&P of Appalachian peers since becoming pure play E&P Chairman of the Board wrote the book on capital allocation (“The Outsiders: Eight Unconventional CEOs and Their Radically Rational Blueprint for Success”) Low risk - $500MM per year in protected annual FCF $2.50 per share Incremental investments and/or gas prices increases could push annual FCF to >$1B per year and >$5.00 per share